Exhibit 99.3

VOTE BY INTERNET Go to https://ts.vstocktransfer.com/pxlogin and log in using the below control number. Voting will be open until 11:59 p.m., Eastern Time, February 27, 2025. CONTROL # VOTE BY EMAIL Mark, sign, date and scan your proxy card and email it to vote@vstocktransfer.com * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 3:00 p.m. on March 3, 2025 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Proxy Card - Neo-Concept International Group Holdings Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SPECIAL RESOLUTION. 1. THAT AS A SPECIAL RESOLUTION: (a) the authorized share capital of the Company shall be re-classified by re-classifying 780,000,000 shares of a par value of US$0.0000625 each as 780,000,000 class A ordinary shares of a par value of US$0.0000625 each (the “Class A Shares”, each such share carrying one (1) vote per share with all rights, restrictions and privileges remaining identical to the existing shares of the Company) and 20,000,000 shares of a par value of US$0.0000625 each as 20,000,000 class B shares of US$0.0000625 each (the “Class B Shares”, each such share carrying thirty (30) votes per share with such rights, restrictions and privileges as set out in the New M&A (as defined below))(the Class A Shares together with the Class B Shares, the “Shares”) (the “Reclassification”) so that the authorized share capital of the Company shall be changed from US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each to US$50,000 divided into 800,000,000 shares of a par value of US$0.0000625 each comprised of 780,000,000 Class A Shares of a par value of US$0.0000625 each and 20,000,000 Class B Shares of a par value of US$0.0000625 each, such shares having the rights, restrictions and privileges as set out in the New M&A (as defined below); (b) (i) contemporaneously upon the Reclassification taking effect, each issued share of a par value of US$0.0000625 each of the Company shall be re-designated as an issued Class A Share (the “Re-designation”) with all rights, restrictions and privileges remaining identical to the existing issued shares of the Company; and (ii) immediately following the Re-designation, 3,000,000 Class A Shares then held by Neo-Concept (BVI) Limited (“NCBVI”) shall be repurchased and cancelled by the Company and in consideration, the Company shall allot and issue to NCBVI (or such other person as directed) 3,000,000 Class B Shares, credited as fully paid-up; (c) the second amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments (shown as blackline) to the existing amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and articles of association of the Company; (d) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the Class A Shares and/or Class B Shares, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and (e) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.” FOR AGAINST ABSTAIN Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED EXTRAORDINARY GENERAL MEETING MARCH 3, 2025 AT 3:00 P.M. (HONG KONG TIME) form of This proxy is furnished in connection with the solicitation by the board of directors of Neo-Concept International Group Holdings Limited (the “Company”), of proxies for the extraordinary general meeting of the Company (the “EGM”) to be held at 3:00 p.m. on March 3, 2025 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong, and at any adjournment(s) thereof, for the purposes set forth in the accompanying notice of EGM (the “EGM Notice”). The board of directors of the Company has fixed the close of business on January 24, 2025 (Hong Kong Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. Only holders of record of the Company’s shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment thereof. In respect of the matters requiring shareholders’ vote at the EGM, each holder of the Company’s shares is entitled to one vote per share. The quorum of the EGM consists of two (2) shareholders entitled to vote and present in person (or, in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in the Company throughout the meeting. No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless the requisite quorum shall be present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting. This form of proxy and the accompanying EGM Notice will be first sent to the shareholders of the Company on or about February 10, 2025. The shares represented by all properly executed proxies returned to the Company in accordance with the existing amended and restated articles of association of the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the EGM. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the EGM or at any adjournment thereof, or (ii) by voting in person at the EGM. DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We, * (Name) of (Address) being the registered holder(s) of Neo-Concept International Group Holdings Limited (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting or of as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit. If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Neo-Concept International Group Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer: Email Address: (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)